Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

March 2, 2011

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           The Wise Sales, Inc.
Registration Statement on Form S-1
Filed May 4, 2009 and amended on January 21, 2010, February 22, 2010, October 25, 2010 and January 6, 2011
File No. 333-158966

Dear Mr. Owings:

We have reviewed your comments dated January 20, 2011 pertaining to our filing and have the following comments. The page references are to the S-1 that was filed on January 6, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 25)

Critical Accounting Policies (page 26)

Question 1: Pursuant to your comments, we have removed the legacy references to accounting standards in this section and replaced them with updated references.

Changes in and Disagreements with Accountants on Accounting and Financial Issues (page 28)

Question 2: Pursuant to your comments, we have disclosed that “the report of Moore & Associates, Chartered on the Company’s financial statements from the period of inception on September 10, 2008 through December 31, 2008 did not contain an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except that the Registrant’s audited financial statements from the period of inception on September 10, 2008 through December 31, 2008 contained a going concern qualification.”

Question 3: Pursuant to your comment, we have disclosed that the PCAOB revoked the registration of Moore & Associates, Chartered.

Executive Compensation (page 29)

Questions 4: Pursuant to your comment, we have updated the schedule for Executive Compensation so as to include the appropriate disclosures for 2010.

Financial Statements for the Period Ended September 30, 2010 (page F-10)

Notes to Consolidated Financial Statements (page F-14)

Note 7 – Subsequent Events (page F-16)

Question 5: Pursuant to your comment, we have revised out subsequent event disclosure.

Exhibit 5, Opinion of Joseph L. Pittera, Esq

Question 6: In response to your comment on my opinion, I have removed the temporal restrictions in my opinion.

Sincerely,

/S/ Joseph L. Pittera

Joseph Lambert Pittera, Esq.
Law Office of Joseph Lambert Pittera, Esq.
2214 Torrance Boulevard, Suite 101
Torrance, California 90501
Telephone: (310) 328-3588
Facsimile Number: (310) 328-3063